Pricing Term Sheet Dated June 29, 2016	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 relating to the Preliminary Prospectus Supplement dated June 29, 2016 and Prospectus dated June 2, 2016 Registration Statement No. 333-211783

ITC Holdings Corp.

3.25% Notes due 2026

This pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	ITC Holdings Corp. (the “Issuer”)

Title:	3.25% Notes due 2026 (the “Notes”)

Security Type:	Senior Unsecured Notes

Ratings*:	Baa2 by Moody’s Investor Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Principal Amount:	$400,000,000

Net Proceeds (before expenses):	$396,860,000

Use of Proceeds:

The net proceeds from this offering will be used to repay indebtedness outstanding under ITC Holdings’ 2013 Term Loan Credit Agreement, due on September 30, 2016, with the remainder to repay indebtedness outstanding under its commercial paper program dated June 8, 2015.

Interest Payment Dates:	June 30 and December 30, beginning December 30, 2016

Maturity Date:	June 30, 2026

Trade Date:	June 29, 2016

Settlement Date:	July 5, 2016 (T+3)

Coupon (Interest Rate):	3.25% per annum, accruing from July 5, 2016

Price to Public:	99.865% of Principal Amount, plus accrued interest from July 5, 2016

Yield to Maturity:	3.266%

Spread to Benchmark Treasury:	T+180 bps

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Yield:	1.466%

Make-Whole/Optional Redemption:	At any time before three months prior to maturity, redeemable at make-whole of T+30 bps. At any time on or after March 30, 2026, redeemable at par.

CUSIP/ ISIN:	465685 AK1 / US465685AK11

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Deutsche Bank Securities Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, and Wells Fargo Securities, LLC toll free at 1-800-645-3751.